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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -----------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 3
                               GENEMEDICINE, INC.
                                (Name of Issuer)
                                  COMMON STOCK
                            Par Value $.01 Per Share
                         (Title of Class of Securities)
                             -----------------------
                                    36870710
                                 (Cusip Number)
                          CORANGE INTERNATIONAL LIMITED
                       (Name of Persons Filing Statement)

                                Peter R. Douglas
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                              Tel No.: 212-450-4000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                                  March 5, 1998
             (Date of Event which Requires Filing of this Statement)
                             -----------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

     Check the following box if a fee is being paid with this statement:  [ ]

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                                  SCHEDULE 13D

CUSIP No. 36870710                                      Page 2 of 10 Pages



      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


              CORANGE INTERNATIONAL LIMITED

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [ ]



      3       SEC USE ONLY



      4       SOURCE OF FUNDS*


              NOT APPLICABLE

      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)  [ ]



      6       CITIZENSHIP OR PLACE OF ORGANIZATION


              BERMUDA

               NUMBER OF SHARES            7     SOLE VOTING POWER
          BENEFICIALLY OWNED BY EACH
            REPORTING PERSON WITH


                                                 1,396,406

                                           8     SHARED VOTING POWER


                                                 0

                                           9     SOLE DISPOSITIVE POWER


                                                 1,396,406

                                          10     SHARED DISPOSITIVE POWER


                                                 0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


              1,396,406; see also Item 5

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ]
              SHARES*



     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


              9.62%; see also Item 5

     14       TYPE OF REPORTING PERSON*


              CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


     Corange International Limited ("Buyer") hereby amends and supplements its Report on Schedule 13D (as subsequently amended, the "Schedule 13D") with respect to shares of common stock, $.01 par value (the "Shares") of Genemedicine, Inc. (the "Company").

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

   Item 1. Identity and Background

     On March 5, 1998, Roche Healthcare Limited, a Bermuda corporation ("Purchaser"), consummated its acquisition of all of the outstanding capital stock of Corange Limited ("Corange") (the "Acquisition"). At the time of the Acquisition, Buyer, a wholly-owned subsidiary of Corange, owned 1,396,406 Shares.

     Purchaser is a wholly owned subsidiary of Roche Finance Ltd, a Swiss corporation ("Finance"), which, in turn, is a wholly owned subsidiary of Roche Holding Ltd, a Swiss corporation ("Holding"). Dr. h.c. Paul Sacher, an individual and citizen of Switzerland ("Dr. Sacher") has, pursuant to an agreement, the power to vote a majority of the voting securities of Holding. Buyer, Purchaser, Finance, Holding and Dr. Sacher are herein referred to collectively as the "Reporting Persons".

     The address of the principal offices of Corange, Buyer and Purchaser is Church & Parliament Sts., Hamilton, HM 12, Bermuda. The address of the principal offices of Finance is Grenzacherstrasse 122, Basel, Switzerland. The address of the principal offices of Holding is Grenzacherstrasse 124, Basel 4002, Switzerland. The business address of Dr. Sacher is Haus auf Burg, Muensterplatz 4, Basel 4051, Switzerland.

     The name, citizenship, present principal occupation and material position held during the last five years of each of the officers and directors of each Reporting Person are set forth on Schedules A, B, C and D hereto. During the last five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed in Schedules A-D (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable.

   Item 4.  Purpose of the Transaction.

     The purpose of the Acquisition was to acquire control of Buyer. In the ordinary course of its business, Holding from time to time reviews and evaluates all of its investments. Subject to market conditions and other factors (including the long term business plan of Holding and the provisions of the Purchase Agreement and the Alliance Agreement (as defined in the Schedule 13D)), Holding expects that it or its affiliates may from time to time acquire or dispose of shares of Common Stock in open-market, privately negotiated or other transactions. Other than as disclosed herein, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the events set forth in Item 4(a)-(j) of Schedule 13D.

   Item 5.

     (a)-(b) The information set forth on the inside cover page hereof in rows 11 and 13 is incorporated herein by reference.

     In addition to the shares of Common Stock owned by Buyer, Syntex Corporation, an indirect wholly owned subsidiary of Holding (but not a subsidiary of Purchaser), beneficially owns 2,142,856 shares of Common Stock (or 12.94% of the sum of (i) 14,513,775 shares of Common Stock reported by the Company as outstanding as of March 23, 1998 plus (ii) 2,142,856 shares of Common Stock issuable to Syntex Corporation), which includes (i) 3,750,000 shares of Series B Preferred Stock reflected on an as converted basis, at a conversion rate of one (1) share of Common Stock for each three and one-half (3.5) shares of Series B Preferred Stock (for an aggregate of 1,071,428 shares of Common Stock) and (ii) 1,071,428 shares of Common Stock issuable upon exercise of a warrant at a price of $21.00 per share that expires April 1999.

           (c)  None.

           (d)  None.

           (e)  Not applicable.

   Item 6.

     None other than as set forth in the Schedule 13D.

   Item 7.  Material to be Filed as Exhibits.

     None.


                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 7, 1998

                                                   CORANGE INTERNATIONAL LIMITED



                                                   By: /s/ Graham B.R. Collis
                                                      -------------------------
                                                      Name:  Graham B.R. Collis
                                                      Title: Director



                                                           SCHEDULE A


                       Executive Officers and Directors(*)
                                       of
                          Corange International Limited


     The names of the Directors and the names and titles of the Executive Officers of Corange International Limited and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Purchaser. Each individual is a citizen of Bermuda.


Name, Business Address                           Present Principal Occupation
----------------------                           ----------------------------

John R. Talbot...................................Member of the Board,
                                                   President

Graham B.R. Collis...............................Member of the Board,
                                                   Vice President

C. George Burch..................................Member of the Board, Treasurer

C.F. Alexander Cooper............................Member of the Board

Nicolas G. Trollope..............................Alternate Director

Wayne Morgan.....................................Secretary

I.S. Outerbridge.................................Assistant Secretary



                                                           SCHEDULE B


                       Executive Officers and Directors(*)
                                       of
                            Roche Healthcare Limited


     The names of the Directors and the names and titles of the Executive Officers of Roche Healthcare Limited and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Purchaser. Each individual is a citizen of Bermuda.


Name, Business Address                           Present Principal Occupation
----------------------                           ----------------------------

John R. Talbot...................................Member of the Board,
                                                   President

Graham B.R. Collis...............................Member of the Board,
                                                   Vice President

C. George Burch..................................Member of the Board

C.F. Alexander Cooper............................Member of the Board

Nicolas G. Trollope..............................Alternate Director

Wayne Morgan.....................................Secretary

I.S. Outabridge..................................Assistant Secretary



                                                           SCHEDULE C


                       Executive Officers and Directors(*)
                                       of
                                Roche Finance Ltd

     The names of the Directors and the names and titles of the Executive Officers of Roche Finance Ltd and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Roche Holding Ltd and each individual is a Swiss citizen.


Name, Business Address                           Present Principal Occupation
----------------------                           ----------------------------

*Mr. Fritz Gerber................................Chairman of the Board
(President)

*Dr. Andres F. Leuenberger.......................Vice President of the Board

*Dr. Henri B. Meier..............................Chief Financial Officer



                                                           SCHEDULE D


                       Executive Officers and Directors(*)
                                       of
                                Roche Holding Ltd


     The names of the Directors and the names and titles of the Executive Officers of Roche Holding Ltd and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Roche Holding Ltd and each individual is a Swiss citizen, except that Prof. Knowles is a British citizen and Mr. Belingard is a French citizen.

Business Address
----------------
Roche Holding Ltd
Grenzacherstrasse 124
CH-4070 Basel


Name                             Present Principal Occupation
----                             ----------------------------

Dr. h.c. Fritz Gerber............Executive Chairman of the Board of Directors

Dr. Andres F. Leuenberger........Vice Chairman of the Board of Directors

Rolf Hanggi......................Vice Chairman of the Board of Directors

Andre Hoffmann...................Member of the Board of Directors, Venture
Ashwood Associates                 Capitalist
17 Cromwell Place
London SW7 2LA, England

Dr. Franz B. Humer...............Member of the Board of Directors, Chairman of
                                    the Corporate Executive Committee, Head of
                                    Pharmaceuticals Division

Dr. Henri B. Meier...............Member of the Board of Directors and Executive
                                    Committee, Group Chief Financial Officer

Dr. Andreas Oeri.................Member of the Board of Directors, Surgeon
Clarahofweg 19a
4005 Basel, Switzerland

Prof. Dr. jur. Kurt Jenny........Member of the Board of Directors, Lawyer
Aeschengraben 18
4051 Basel, Switzerland

Prof. Dr. Werner Stauffacher.....Member of the Board of Directors, Head of
Head of Department of Research      Department of Research, University of Basel
University of Basel
Hebelstrasse 32
4056 Basel, Switzerland



Name                              Present Principal Occupation
----                              ----------------------------

Prof. Charles Weissmann...........Member of the Board of Directors, Professor,
Institut fur Molekularbiologie I     University of Zurich
der Universitat Zurich
Hoenggerberg
8093 Zurich, Switzerland

Dr. Markus Altwegg................Member of the Executive Committee,
                                    Head of Roche Pharma Switzerland

Mr. Jean-Luc Belingard............Member of the Executive Committee, Head of
                                    Diagnostics Division

Dr. Roland Bronnimann.............Member of the Executive Committee, Head of
                                     Vitamins and Fine Chemicals Division

Prof. Dr. Jonathan Knowles........Member of the Executive Committee,
                                      Head of Global Pharmaceutical Research

Dr. Kuno Sommer...................Member of the Executive Committee, Head of
                                     Fragrances and Flavours Division

Dr. Gerald Moller                 Member of the Executive Committee, Head of
                                     Pharmaceutical Development